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                              May 8, 2023

       Mohit Singh
       Chief Financial Officer
       Chesapeake Energy Corporation
       6100 North Western Avenue
       Oklahoma City, OK 73118

                                                        Re: Chesapeake Energy
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed on February
22, 2023
                                                            Form 8-K filed on
May 2, 2023
                                                            File No. 001-13726

       Dear Mohit Singh:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 53

   1. We note that your discussion of the results of operations compares the year ended
                                                        December 31, 2022 with
the combined 2021 Successor and Predecessor periods.
                                                        Your discussion is also
supplemented with various tables that combine the 2021 Successor and Predecessor periods
that contain the heading "Non-GAAP combined." Please revise
                                                        your disclosures to
eliminate any discussions and tables that present this combined information. We do not
believe such a presentation is appropriate as the Predecessor and Successor financial
statements are those of different reporting entities, prepared using a different basis of
accounting, and are not comparable. Please refer to the guidance in
                                                        FASB ASC 852-10-45-26
and 45-27.
 Mohit Singh
FirstName
ChesapeakeLastNameMohit    Singh
             Energy Corporation
Comapany
May  8, 2023NameChesapeake Energy Corporation
May 8,
Page 2 2023 Page 2
FirstName LastName
Adjusted Gross Margin by Operating Area, page 57

2. Revise your disclosure of the non-GAAP measure, Adjusted Gross Margin by Operating
         Area, to provide a reconcilation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(i)(1)(b) of Regulation S-K.
         Please identify Adjusted Gross Margin by Operating Area as a non-GAAP measure under your Non-GAAP Measures section presented on page 61 and provide all relevant disclosures required by Item 10(e) of Regulation S-K.
Form 8-K filed on May 2, 2023

Exhibit 99.2
Adjusted Gross Margin (unaudited), page 6

3. Consistent with the comment above, revise your disclosure of the non-GAAP measure,
         Adjusted Gross Margin by Operating Area, to provide a reconcilation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(i)(1)(b) of Regulation S-K. Please identify Adjusted Gross Margin by
         Operating Area as a non-GAAP measure under your Non-GAAP Measures section presented on page 8 and provide all relevant disclosures required by
Item 10(e) of
         Regulation S-K.
Non-GAAP Financial Measures, page 8

4. We refer you to page 9. Please revise the net income per share amounts after adjustments that are presented alongside Adjusted net income (Non-GAAP) to be labeled as non-
         GAAP earnings per share. Additionally, please identify this non-GAAP per share measure in your discussion on page 8 and provide all required disclosures under Item 10(e) of
         Regulation S-K.
5. We refer you to page 11 and the reconciliation of Adjusted free cash flow (non-GAAP).
         Please tell us the nature of the adjustment free cash flow associated with assets under contract and your consideration of Question 100.01 of the Compliance Disclosure
         & Interpretations issued by the Division of Corporation Finance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mohit Singh
Chesapeake Energy Corporation
May 8, 2023
Page 3

        You may contact Brian McAllister at (202) 551-3341 or Shannon Buskirk at (202) 551-
3717 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMohit Singh                              Sincerely,
Comapany NameChesapeake Energy Corporation
                                                           Division of
Corporation Finance
May 8, 2023 Page 3                                         Office of Energy &
Transportation
FirstName LastName